Exhibit 16.1

Deloitte & Touche LLP 1700 Market Street Philadelphia, PA 19103-3984 USA Tel: +1 215 246 2300 Fax: +1 215 569 2441 www.deloitte.com

February 13, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7561

Dear Sirs/Madams:

We have read the Item captioned “Change in Accountants” in the prospectus which forms a part of the CitiSteel USA, Inc. and Subsidiary Registration Statement on Form S-4, dated February 13, 2006, and have the following comments:

1.	We agree with the statements made in the second, third and fifth sentences of the first paragraph and all of the second paragraph.

2.	We have no basis on which to agree or disagree with the statements made in the first and fourth sentences of the first paragraph or all of the third paragraph.

Yours truly,

/s/ Deloitte & Touche LLP

Member of Deloitte Touche Tohmatsu